Exhibit 21.1

List of Significant Subsidiaries and Consolidated Entities of Oranco, Inc.

Beijing Huaxin Tianchuang Enterprise Management Consulting Co., Ltd. (PRC)

Fujian Jin’Ou Trading Co., Limited (PRC)

Reliant Galaxy International Limited (BVI)

Shanxi Huaxin Wine Industry Development Co., Ltd. (PRC)

Shanxi Jinqiang Wine Co., Ltd. (PRC)

Sure Rich Investment (Group) Limited (Hong Kong)